Exhibit 99.1

This AMENDMENT AGREEMENT is dated March 18, 2020
BETWEEN:

(1)	FLUTTER ENTERTAINMENT PLC, a public limited company existing under the laws of Ireland (Flutter); and

(2)	THE STARS GROUP INC., a corporation existing under the laws of the Province of Ontario (Stars), each a Party, and together the Parties.
WHEREAS:

(A)
On 2 October 2019, the Parties entered into an Arrangement Agreement (the Arrangement Agreement) in connection with an arrangement under the Business Corporations Act (Ontario) pursuant to which Flutter has agreed to acquire the entire issued and outstanding share capital of Stars (the Arrangement).

(B)
Pursuant to Section 7.4 of the Arrangement Agreement, subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Stars Meeting but not later than the Effective Time, be amended by the mutual written agreement of the Parties.

(C)
The Parties have agreed to enter into this Agreement to amend certain terms of the Arrangement Agreement, to document certain mutual consents in relation to the BetEasy Term Sheet (as defined below) and to affirm certain provisions of the Arrangement Agreement, as set out in this Agreement.

IT IS HEREBY AGREED as follows:
1.BETEASY ARRANGEMENT
1.1    Flutter hereby acknowledges and agrees that, notwithstanding anything to the contrary set out in the Arrangement Agreement, the taking of any steps and the entry into any documents by Stars or any of its subsidiaries as is reasonably required in order to implement the terms of the binding term sheet dated 2 December 2019 between Stars and certain other parties to certain agreements relating to TSG Australia Pty Ltd documenting certain amendments to these agreements (the BetEasy Term Sheet) shall not result in any breach by Stars of the covenants of Stars regarding the conduct of business in Section 5.1 of the Arrangement Agreement.
1.2    Stars hereby acknowledges and agrees that, notwithstanding anything to the contrary set out in the Arrangement Agreement, the taking of any steps and the entry into any documents by Flutter or any of its subsidiaries as is reasonably required in order to implement the terms of the BetEasy Term Sheet shall not result in any breach by Flutter of the covenants of Flutter regarding the conduct of business in Section 5.3 of the Arrangement Agreement.
1.3    With effect from and subject to completion of the Arrangement, Flutter hereby agrees to:

13024668.1

(a)
accede to a call and put option deed between Stars, TSG Australia Pty Ltd and certain other parties (the Option Deed), provided that it shall not assume any obligations thereunder other than in connection with: (i) the issue (at Flutter’s election) of any Flutter shares in connection with discharging certain payment obligations set out in the BetEasy Term Sheet; and (ii) the Flutter Guarantee (as defined below); and

(b)
provide a guarantee of the obligations of Bloomlane Pty Ltd under the Option Deed to certain individuals on terms equivalent to those provided by Stars pursuant to the Option Deed (the Flutter Guarantee).

2.    AMENDMENTS
2.1    The Arrangement Agreement shall be amended as follows with effect from the execution of this Agreement:

(a)
by deleting the definitions of “Effective Time” in Section 1.1 of the Arrangement Agreement and Section 1.1 of Schedule A (Form of Plan of Arrangement) in their entirety and replacing each with the following:

““Effective Time” means 03:00 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;”

(b)	by adding the following definitions in Section 1.1 of the Arrangement Agreement:
““Filing Date” has the meaning specified in Section 2.11(2);”
““Filing Time” has the meaning specified in Section 2.11(4);”

(c)
by deleting the words “Effective Time”: in the definition of “Outside Date” in Section 1.1; in Section 5.8(j); where they first appear in Section 6.1; where they first appear in Section 6.2; in Section 6.2(b); where they first appear in Section 6.3; in Section 6.3(b); in Section 7.2; and in Section 7.4 of the Arrangement Agreement, and in each case replacing them with the words “Filing Time”;

(d)	by deleting Section 2.11(2) of the Arrangement Agreement in its entirety and replacing it with the following:
“(2) On the third (3rd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until such date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of such date) set forth in Article 6 (the “Filing Date”) and as soon as practicable following the Filing Time, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement (including the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time in accordance with this Agreement) shall be sent by Stars to the Director with a post-dated Effective Date of the Business Day immediately following the Filing Date, provided that, if the day after the Filing Date is not a Business Day, the Filing Date shall be the next Business Day that is immediately followed by a Business Day ”;

(e)	by deleting Section 2.11(3) of the Arrangement Agreement in its entirety and replacing it with the following:
“(3) From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. Stars agrees to amend the Plan of Arrangement at any time prior to the Filing Time in accordance with Section 7.4 of this Agreement to include such other terms determined to be necessary or desirable by Flutter, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in Article 6 or which has the effect of reducing the Consideration or which is otherwise prejudicial to the Stars Shareholders or other parties to be bound by the Plan of Arrangement”;

(f)	by deleting Section 2.11(4) of the Arrangement Agreement in its entirety and replacing it with the following:
“The exchange of the electronic documents in connection with the closing of the Arrangement will take place at 8:00 a.m. on the Filing Date, or at such other time as may be agreed to by the Parties (the “Filing Time”).”;

(g)	by deleting Section 2.13 of the Arrangement Agreement in its entirety and replacing it with the following:
“Subject to the satisfaction (or waiver) of all of the conditions set forth in Article 6, Flutter will at the Filing Time submit to its registrar an irrevocable treasury direction, in form and substance reasonably satisfactory to Stars, providing for the allotment and issuance and irrevocable deposit with the Depositary (as such term is defined in the Plan of Arrangement) at the Effective Time of a sufficient number of Flutter Shares to satisfy the aggregate Consideration payable to the Stars Shareholders pursuant to the Plan of Arrangement in full.”

(h)	by adding the following after Section 2.19 of the Arrangement Agreement:
“Section 2.20 U.S. Tax Matters
The Parties intend that, for U.S. federal income Tax purposes, the exchange of Stars Shares for the Consideration pursuant to the Arrangement constitutes a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. The Parties (i) adopt this Agreement, the Plan of Arrangement and the Arrangement as a “plan of reorganization” within the meaning of Sections 1.368 2(g) and 1.368-3(a) of the United States Treasury Regulations, and (ii) agree not to take any U.S. federal income Tax position inconsistent with the Tax treatment described in the preceding sentence, except to the extent otherwise required by Law or a good faith resolution of a Tax contest.”;

(i)
by deleting the words “Effective Date” in: Section 5.1(h); Section 5.6(a); the first line of Section 5.12(a); Sections 6.2(b) and (c); and Section 6.3(b) of the Arrangement Agreement and replacing them with the words “Filing Date”;

(j)	by deleting the words “Effective Date” in Section 5.7(a) and Section 6.1(e) of the Arrangement Agreement and replacing them with the words “Effective Time”;

(k)	by deleting Section 6.2(a) of the Arrangement Agreement in its entirety and replacing it with the following:
“(a) all material covenants of Stars under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Flutter shall have been duly performed or complied with by Stars in all material respects and Flutter shall have received a certificate of Stars addressed to Flutter and dated the Filing Date, signed on behalf of Stars by two senior executive officers of Stars (on Stars’ behalf and without personal liability), confirming the same as of the Filing Time;”;

(l)	by deleting Section 6.3(a) of the Arrangement Agreement in its entirety and replacing it with the following:
“(a) all material covenants of Flutter under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Stars shall have been duly performed or complied with by Flutter in all material respects and Stars shall have received a certificate of Flutter, addressed to Stars and dated the Filing Date, signed on behalf of Flutter by two of its senior executive officers (on Flutter’s behalf and without personal liability), confirming the same as of the Filing Time;”;

(m)	by deleting Section 2.3 of Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
“2.3 Filing of Articles of Arrangement
The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Director pursuant to subsection 183(2) of the OBCA, the Arrangement shall become effective on the date specified by Stars when the Articles of Arrangement are sent to the Director pursuant to subsection 183(1) of the OBCA (which date shall be the Business Day following the date the Articles of Arrangement are sent to the Director) and such date shall be the “Effective Date” for purposes of this Plan of Arrangement.”;

(n)	by deleting Section 2.4(a) of Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
“(a) each Stars Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Stars in consideration for a claim against Stars for an amount determined in accordance with Article 3 and thereupon:
(i) each Dissenting Shareholder will have only the rights set out in Article 3 and will cease to be the holder of such Dissent Shares;
(ii) such Dissenting Shareholder’s name will be removed from Stars’ register of Stars Shares; and

(iii) such Stars Shares shall be automatically cancelled as of the Effective Time”;

(o)	by deleting Section 2.4(b) of Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
“(b) each Stars Share outstanding at the Effective Time, other than those Stars Shares held by Flutter and Dissent Shares to be cancelled pursuant to Section 2.4(a), will be transferred and assigned by the holder thereof to, and acquired by, Flutter, in exchange for the Consideration, and
(i) in respect of each such Stars Share transferred and assigned pursuant to this Section 2.4(b), each Former Stars Shareholder will cease to be the holder of such Stars Shares so exchanged and such holder’s name will be removed from Stars’ register of holders of Stars Shares at such time; and
(ii) Flutter will be deemed to be the holder of such Stars Shares from the Effective Time and will be entered in Stars’ register of holders of Stars Shares as the registered holder of the Stars Shares so transferred and shall be deemed the legal and beneficial owner thereof”;

(p)	by deleting Article 3 (Dissent Procedures) in Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
3.1 Rights of Dissent
“Registered Stars Shareholders may exercise rights of dissent with respect to their Stars Shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Article 3 (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Stars Shareholder’s objection to the Stars Resolution and exercise of Dissent Rights must be received by Stars not later than 5:00 p.m. on the Business Day that is two Business Days preceding the date of the Stars Meeting. Stars Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Stars Shares held by them and in respect of which Dissent Rights have been validly exercised to Stars, as provided in Section 2.4(a) and if such Dissenting Shareholders:
(a) ultimately are entitled to be paid the fair value for such Stars Shares by Stars, will be paid the fair value of such Stars Shares by Stars, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Stars Shares; or
(b) ultimately are not entitled, for any reason, to be paid the fair value for such Stars Shares by Stars, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.”;
3.2 Recognition of Dissenting Shareholders
“From and after the Effective Time, in no case is Flutter, Stars or any other Person required to recognize a Dissenting Shareholder as a holder of Stars Shares in respect of which Dissent Rights have been validly exercised to Stars, as provided in Section 2.4(a), and the names of the Dissenting Shareholders are to be deleted from Stars’ register of holders of Stars Shares in respect of such Stars Shares. In addition to any other restrictions under Section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Stars Options, holders of Stars Equity Awards and holders of Stars Shares who vote or have instructed a proxyholder to vote such Stars Shares in favour of the Stars Resolution (but only in respect of such Stars Shares).”;

(q)	by deleting Section 4.1(a) of Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
“(a) At the Effective Time, Flutter will deposit, for the benefit of the Former Stars Shareholders (other than Dissenting Shareholders), with the Depositary a sufficient number of Flutter Shares to satisfy the Consideration payable to the Former Stars Shareholders pursuant to Section 2.4(b).”;

(r)	by deleting Section 4.1(f) of Schedule A (Form of Plan of Arrangement) in its entirety and replacing it with the following:
“(f) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Stars Shares held by a Dissenting Shareholder, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Stars may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive from Stars in exchange therefor, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with Article 3, less any amounts deducted or withheld pursuant to Section 4.4.”;

(s)	by deleting the following European jurisdictions from Paragraph 3 (Other European Jurisdictions) of Schedule D (Regulatory Approvals): Cyprus and Portugal; and

(t)	by deleting the following Gaming Consent from Part 1 (Gaming Consents) in Schedule E (Gaming Approvals) of the Arrangement Agreement: Sweden – Swedish Gambling Authority.
2.2    Except as expressly amended by this Agreement, the Arrangement Agreement shall continue in full force and effect, the intention being that this Agreement shall be read in conjunction with and as an amendment to the Arrangement Agreement.
3.    ACKNOWLEDGEMENT
The Parties hereby also wish to re-affirm and acknowledge and agree that, notwithstanding anything to the contrary that may be set out in the Arrangement Agreement (including the description thereof), the following Gaming Notice (as enumerated in Part 2: Gaming Notices of Schedule E Gaming Approvals to the Arrangement Agreement): Denmark – Danish Gambling Authority approval, is properly included as a Gaming Notice pursuant to the Arrangement Agreement.
4.    MISCELLANEOUS
4.1    Words capitalised in this Agreement and not otherwise defined herein shall have the meanings ascribed to such words in the Arrangement Agreement.

4.2    The provisions of Article 8 (General Provisions) of the Arrangement Agreement shall also apply to this Agreement.

SIGNATURES

SIGNED by for and on behalf of FLUTTER ENTERTAINMENT PLC	) ) ) ) (signed) Jonathan Hill_____________ Jonathan Hill, Chief Financial Officer and Director

SIGNED by for and on behalf of THE STARS GROUP INC.	) ) ) (signed) Divyesh Gadhia_________ Divyesh (Dave) Gadhia, Executive Chairman and Director